UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2006

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 8, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

May 4th, 2006

1st Quarter 2006

Preliminary Earnings Commentary

(KRX : 030200 / NYSE : KTC)

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of March 31, 2006 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plan, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report as of March 31, 2006 will be filed with the Financial Supervisory Service(FSS) and th Korea Exchange(KRX) in May 15, 2006.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT Corp.

Tel : 82-31-727-0931~4

Fax : 82-31-727-0949

E-mail: takim@kt.co.kr

1. Financial Highlights

A. Summary of Income Statement

(KRW bn)	2006 1Q	2005 4Q	2006 1Q / 2005 4Q		2005 1Q	2006 1Q / 2005 1Q
			amount	Δ%		amount	Δ%
Operating revenue	2,897.6	2,970.1	-72.5	-2.4%	2,977.7	-80.1	-2.7%
☐ Internet access	611.8	630.9	-19.1	-3.0%	645.3	-33.5	-5.2%
☐ Internet application	54.0	58.9	-4.9	-8.4%	60.4	-6.4	-10.7%
☐ Data	308.9	324.2	-15.3	-4.7%	339.2	-30.3	-8.9%
☐ Telephone	1,061.5	1,084.7	-23.3	-2.1%	1,100.8	-39.3	-3.6%
☐ LM	438.4	450.7	-12.3	-2.7%	427.7	10.7	2.5%
☐ Wireless	323.3	262.8	60.4	23.0%	328.6	-5.4	-1.6%
☐ Satellite	27.4	28.3	-1.0	-3.5%	28.1	-0.8	-2.8%
☐ Real estate	26.0	29.0	-3.0	-10.4%	19.0	7.1	37.2%
☐ Others	46.5	100.6	-54.1	-53.7%	28.6	18.0	62.9%
¡ SI	32.5	103.4	-70.9	-68.6%	32.3	0.2	0.5%
Operating expenses	2,232.9	2,710.8	-477.8	-17.6%	2,368.3	-135.3	-5.7%
☐ Labor	586.8	645.8	-59.0	-9.1%	631.2	-44.4	-7.0%
☐ Commissions	151.3	178.5	-27.2	-15.2%	152.3	-1.0	-0.7%
☐ Sales commission	107.2	48.8	58.3	119.4%	95.0	12.2	12.8%
☐ Sales promotion	20.4	86.1	-65.7	-76.3%	68.4	-48.0	-70.2%
☐ Advertising	11.5	47.7	-36.3	-76.0%	29.7	-18.2	-61.4%
☐ Provision for doubtful accounts	18.4	9.8	8.6	88.5%	16.3	2.1	12.6%
☐ Depreciation	487.8	629.0	-141.2	-22.4%	492.8	-5.1	-1.0%
☐ Repairs & maintenance	78.4	113.6	-35.2	-31.0%	55.9	22.5	40.3%
☐ Cost of goods sold	127.0	102.7	24.3	23.7%	192.8	-65.8	-34.1%
☐ Cost of service provided	429.0	557.2	-128.2	-23.0%	438.6	-9.6	-2.2%
☐ R&D	42.6	86.3	-43.7	-50.7%	52.8	-10.2	-19.4%
☐ Others	172.7	205.3	-32.6	-15.9%	142.4	30.3	21.3%
Operating income	664.7	259.4	405.3	156.3%	609.4	55.3	9.1%
Operating margin	22.9%	8.7%	14.2% P		20.5%	2.5% P
EBITDA(1)	1,152.5	888.3	264.1	29.7%	1,102.3	50.2	4.6%
EBITDA margin	39.8%	29.9%	9.9% P		37.0%	2.8% P
Non-operating income	168.0	53.7	114.3	212.7%	200.2	-32.2	-16.1%
Non-operating expenses	262.6	205.2	57.4	28.0%	264.7	-2.0	-0.8%
Ordinary income	570.1	107.9	462.2	428.3%	545.0	25.1	4.6%
Income tax expenses	160.8	3.9	156.9	3995.2%	180.2	-19.4	-10.7%
Effective tax rate	28.2%	3.6%	24.6% P		33.1%	-4.8% P
Net income	409.2	104.0	305.3	293.6%	364.8	44.4	12.2%
EPS (won)	1,921	488	1,433	293.6%	1,731	190	11.0%

(1)	EBITDA = Operating income + Depreciation

¡	Revenue

-	Revenue decreased compared to the previous quarter and corresponding period of 2005 due to subscriber stagnation and traffic decline

-	SI revenue significantly decreased compared to the previous quarter as SI business seasonal business witend to receive more project toward the second half of the year

¡	Operating expenses

-	Operating expenses decreased compared to the previous quarter and corresponding period of 2005 due to completion of one-off salary increase effect and efforts to improve profit by controlling commissions and marketing related expenses

¡	Income tax expenses

-	Income tax expenses increased compared to the previous quarter as income tax expenses significantly decrease in the 4th quarter business in general

-	In other words, income tax expenses decrease as operating profit decrease toward the second half of the year, and increase in temporary tax credit as CAPEX increase in the second half

B. Summary of Balance Sheet

(KRW bn)	2005 4Q	2005 3Q	2005 4Q / 2005 3Q		2004 4Q	2005 4Q / 2004 3Q
			amount	Δ%		amount	Δ%
Total assets	17,620.5	17,936.5	-316.0	-1.8%	19,007.1	-1,386.5	-7.3%

☐ Current assets	3,349.2	3,418.9	-69.7	-2.0%	4,614.9	-1,265.6	-27.4%
¡ Quick assets	3,233.3	3,303.0	-69.7	-2.1%	4,470.8	-1,237.5	-27.7%
- Cash & Cash equivalents	1,096.7	1,180.3	-83.6	-7.1%	2,010.3	-913.5	-45.4%
¡ Inventories	116.0	115.9	0.1	0.1%	144.1	-28.1	-19.5%
☐ Non-current assets	14,271.3	14,517.6	-246.3	-1.7%	14,392.2	-120.9	-0.8%
¡ Investments	3,684.0	3,663.0	21.0	0.6%	3,565.2	118.8	3.3%
- KTF shares	2,552.4	2,556.7	-4.3	-0.2%	2,393.6	158.8	6.6%
- Long-term loans	279.6	311.3	-31.7	-10.2%	406.3	-126.7	-31.2%
- Others	852.0	794.9	57.1	7.2%	765.2	86.8	11.3%
¡ Tangible assets	10,166.1	10,411.5	-245.4	-2.4%	10,417.9	-251.9	-2.4%
¡ Intangible assets	421.2	443.1	-21.9	-4.9%	409.1	12.1	3.0%

Total liabilities	9,586.0	9,927.0	-341.1	-3.4%	11,621.2	-2,035.2	-17.5%

☐ Current liabilities	2,786.9	3,080.0	-293.1	-9.5%	4,916.0	-2,129.1	-43.3%
¡ Interest-bearing debts	634.8	800.5	-165.7	-20.7%	2,688.4	-2,053.6	-76.4%
¡ Accounts payable	607.4	735.3	-127.9	-17.4%	551.4	56.0	10.2%
¡ Others	1,544.7	1,544.3	0.4	0.0%	1,676.2	-131.5	-7.8%
☐ Long-term liabilities	6,799.1	6,847.0	-48.0	-0.7%	6,705.2	93.8	1.4%
¡ Interest-bearing debts	5,303.7	5,372.6	-68.9	-1.3%	5,160.2	143.5	2.8%
¡ Installation deposit	945.9	958.9	-12.9	-1.3%	1,051.5	-105.6	-10.0%
¡ Others	549.4	515.6	33.8	6.6%	493.5	55.9	11.3%

Total shareholders' equity	8,034.6	8,009.5	25.1	0.3%	7,385.9	648.7	8.8%

☐ Common stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
☐ Capital surplus	1,440.3	1,440.3	0.0	0.0%	1,440.3	0.0	0.0%
☐ Retained earnings	8,709.9	8,765.2	-55.3	-0.6%	8,342.4	367.4	4.4%
☐ Capital adjustments	-3,676.5	-3,757.0	80.4	N/A	-3,957.8	281.3	N/A
¡ Treasury stock	-3,840.5	-3,840.5	0.0	N/A	-3,962.6	122.1	N/A
¡ Gain (loss) on valuation of investment securities	39.7	0.0	39.7	N/A	1.6	38.1	2403.3%
¡ Others	124.2	83.5	40.7	48.7%	3.1	121.1	3847.0%

Total interest-bearing debt	5,938.6	6,173.1	-234.5	-3.8%	7,848.6	-1,910.0	-24.3%

Net debt	4,841.8	4,992.8	-150.9	-3.0%	5,838.3	-996.5	-17.1%

Net debt / Total shareholders' equity	60.3%	62.3%	-2.1% p		79.0%	-18.8% P

¡	Assets

-	Cash & cash equivalents decreased due to redemption of interest-bearing debts

-	Tangible assets decreased because CAPEX spending was less than depreciation expenses

¡	Liabilities

-	Interest-bearing debts decreased due to redemption of bonds and debts.

-	Accounts payable decreased due to decrease in operating expenses.

¡	Shareholders’ Equity

-	Gain on valuation of investment is occured as KT recognized Mirae Asset Securities in fair market value for its listing

(Purchase amt. : 5 bn won, FMV : 59.8 bn won, Gain : 54.8 bn won, Effective tax : 15.1 bn won Net amt. : 39.7 bn won)

2. Operating Results

A. Internet Revenue

(KRW bn)	2005 4Q	2005 3Q	2005 4Q / 2005 3Q		2004 4Q	2005 4Q / 2004 3Q
			amount	Δ%		amount	Δ%
Internet access	611.8	630.9	-19.1	-3.0%	645.3	-33.5	-5.2%
☐ Broadband	551.2	558.7	-7.4	-1.3%	568.8	-17.6	-3.1%
¡ Megapass	532.6	536.3	-3.7	-0.7%	537.3	-4.7	-0.9%
¡ Nespot	18.6	22.4	-3.7	-16.6%	31.5	-12.9	-40.8%
☐ Kornet	64.1	71.8	-7.6	-10.6%	75.8	-11.6	-15.3%
☐ Others	-3.6	0.4	-4.0	N/A	0.8	-4.4	N/A
Internet application	54.0	58.9	-4.9	-8.4%	60.4	-6.4	-10.7%
☐ IDC	22.9	24.9	-2.0	-7.9%	30.8	-7.9	-25.6%
☐ Bizmeka	16.6	15.8	0.8	5.1%	15.3	1.3	8.2%
☐ Others	14.5	18.2	-3.8	-20.7%	14.3	0.2	1.3%

¡	Megapass : Revenue decreased due to decrease in modem rental revenue and additional discount for long-term contract subscribers.

¡	Nespot : Revenue decreased due to decrease in Nespot Swing handset sales.

¡	Kornet : Revenue decreased due to decrease in demand for Kornet service

¡	Internet application revenue decreased due to decrease in demand for IDC (Internet Data Center) servers.

B. Data Revenue

(KRW bn)	2005 4Q	2005 3Q	2005 4Q / 2005 3Q		2004 4Q	2005 4Q / 2004 3Q
			amount	Δ%		amount	Δ%
Data	308.9	324.2	-15.3	-4.7%	339.2	-30.3	-8.9%
☐ Leased line	268.2	284.9	-16.7	-5.9%	296.0	-27.8	-9.4%
¡ Local	110.8	123.4	-12.6	-10.2%	126.5	-15.7	-12.4%
¡ Domestic long distance	85.4	86.3	-0.9	-1.0%	89.5	-4.1	-4.5%
¡ International long distance	3.7	3.5	0.3	7.6%	4.8	-1.0	-21.5%
¡ Broadcasting & others	68.3	71.8	-3.5	-4.9%	75.2	-7.0	-9.3%
☐ Other data	40.7	39.2	1.4	3.6%	43.2	-2.6	-5.9%
¡ Packet data	2.3	2.6	-0.3	-10.1%	4.0	-1.7	-42.3%
¡ National network ATM	21.2	19.3	1.9	10.0%	23.1	-1.9	-8.2%
¡ Others	17.2	17.4	-0.3	-1.5%	16.1	1.0	6.2%

¡	Leased line revenue decreased due to decrease in demand for local and domestic long distance leased line service.

C. Telephone Revenue

(KRW bn)	2005 4Q	2005 3Q	2005 4Q / 2005 3Q		2004 4Q	2005 4Q / 2004 3Q
			amount	Δ%		amount	Δ%
Telephone revenue	1,061.5	1,084.7	-23.3	-2.1%	1,100.8	-39.3	-3.6%
☐ Subscriber connection	347.0	351.8	-4.8	-1.4%	349.3	-2.4	-0.7%
¡ Subscription fee	12.8	14.7	-1.9	-13.2%	18.5	-5.8	-31.1%
¡ Basic monthly fee	281.4	281.4	0.0	0.0%	281.9	-0.6	-0.2%
¡ Installation	9.7	10.1	-0.5	-4.6%	9.4	0.3	2.7%
¡ Interconnection	43.2	45.6	-2.4	-5.2%	39.5	3.7	9.4%
☐ Local	266.5	270.2	-3.8	-1.4%	277.5	-11.0	-4.0%
¡ Usage	183.4	186.9	-3.5	-1.9%	200.2	-16.8	-8.4%
¡ Interconnection	35.8	36.4	-0.6	-1.6%	32.6	3.2	9.8%
¡ Others	47.3	46.9	0.3	0.7%	44.7	2.6	5.8%
☐ Domestic long distance	180.4	186.3	-5.9	-3.1%	196.8	-16.4	-8.3%
¡ Usage	173.2	177.9	-4.7	-2.6%	189.4	-16.2	-8.6%
¡ Interconnection	6.9	8.1	-1.2	-14.3%	7.0	-0.1	-1.4%
¡ Others	0.3	0.3	0.0	-14.1%	0.3	-0.1	-20.7%
☐ International long distance	50.7	52.1	-1.4	-2.7%	57.5	-6.8	-11.8%
☐ International settlement	41.3	42.9	-1.6	-3.7%	36.8	4.5	12.2%
☐ VoIP	6.9	6.8	0.1	2.0%	4.7	2.2	47.5%
☐ VAS	93.6	96.4	-2.8	-2.9%	86.1	7.5	8.7%
☐ Public telephone	7.1	5.4	1.7	31.0%	10.1	-3.0	-30.0%
☐ 114 phone directory service	36.9	31.0	5.8	18.7%	29.8	7.0	23.5%
☐ Others	31.2	41.8	-10.7	-25.5%	52.2	-21.0	-40.3%

¡	Telephone revenue decreased due to overall decline in traffic volume and subscribers.

¡	Decrease in Ann handset sales which led to decline in other telephone revenue.

[Ann handset sales : 1Q06(6.2bn won), 4Q05(11.7bn won), 1Q05(27.9bn won)

D. LM (Land to Mobile) Interconnection Revenue

(KRW bn)	2005 4Q	2005 3Q	2005 4Q / 2005 3Q		2004	2005 4Q / 2004 3Q
			amount	Δ%	4Q	amount	Δ%
LM Revenue	438.4	450.7	-12.3	-2.7%	427.7	10.7	2.5%
LM interconnection cost	211.5	231.0	-19.5	-8.4%	214.0	-2.6	-1.2%

¡	LM revenue

-	LM revenue decreased compare to the previous quarter due to decline in LM traffic.

-	LM revenue increased compare to the corresponding period of 2005 mainly because monthly offering of 5-minute free LM calls ended as of November 30, 2005.

¡	It takes approximately two months for operators to verify the actual volume of LM traffic. KT estimates

LM interconnection cost reflecting historical traffic at the time of quarterly closing and makes appropriate adjustments in the following quarter. This is the reason why LM interconnection cost is not directly related to the volatility of LM traffic.

E. Wireless Revenue

(KRW bn)	2005 4Q	2005 3Q	2005 4Q / 2005 3Q		2004 4Q	2005 4Q / 2004 3Q
			amount	Δ%		amount	Δ%
Wireless revenue	323.3	262.8	60.4	23.0%	328.6	-5.4	-1.6%
☐ PCS resale	307.7	240.7	67.0	27.8%	311.4	-3.7	-1.2%
¡ PCS service	217.4	215.3	2.1	1.0%	202.8	14.6	7.2%
¡ Handset sales	90.3	25.4	64.9	255.8%	108.6	-18.3	-16.9%
☐ Others	15.6	22.1	-6.5	-29.5%	17.2	-1.7	-9.6%

¡	PCS handset sales significantly increased compare to the previous quarter as KT adopted new handset sales contract with outside sales agency in order to secure efficient distribution channel and credit control. Outside sales agency changed its sales method from simply distributing handsets to direct purchase and sale. Therefore, KT recognized handset sales revenue when KT sold handsets to outside sales agency.

F. Operating Expenses

(KRW bn)	2005 4Q	2005 3Q	2005 4Q / 2005 3Q		2004 4Q	2005 4Q / 2004 3Q
			amount	Δ%		amount	Δ%
Labor	586.8	645.8	-59.0	-9.1%	631.2	-44.4	-7.0%
☐ Salaries & wages	436.0	462.1	-26.1	-5.7%	421.6	14.4	3.4%
☐ Employee benefits	105.7	132.3	-26.6	-20.1%	104.2	1.6	1.5%
☐ Provision for retirement	45.0	51.3	-6.3	-12.3%	105.5	-60.4	-57.3%
Commissions	151.3	178.5	-27.2	-15.2%	152.3	-1.0	-0.7%
Marketing expenses	139.0	182.7	-43.7	-23.9%	193.1	-54.1	-28.0%
☐ Sales commission	107.2	48.8	58.3	119.4%	95.0	12.2	12.8%
☐ Sales promotion	20.4	86.1	-65.7	-76.3%	68.4	-48.0	-70.2%
☐ Advertising	11.5	47.7	-36.3	-76.0%	29.7	-18.2	-61.4%
Provision for doubtful accounts	18.4	9.8	8.6	88.5%	16.3	2.1	12.6%
Depreciation	487.8	629.0	-141.2	-22.4%	492.8	-5.1	-1.0%
Repairs and Maintenance	78.4	113.6	-35.2	-31.0%	55.9	22.5	40.3%
Cost of goods sold	127.0	102.7	24.3	23.7%	192.8	-65.8	-34.1%
☐ PCS handset cost	96.8	61.2	35.6	58.1%	130.9	-34.1	-26.1%
☐ PDA, WLAN card, others	30.2	41.4	-11.3	-27.2%	61.9	-31.7	-51.2%
Cost of service provided	429.0	557.2	-128.2	-23.0%	438.6	-9.6	-2.2%
☐ Cost of service	171.8	272.2	-100.4	-36.9%	184.6	-12.8	-6.9%
¡ PCS resale network cost to KTF	108.3	111.8	-3.5	-3.1%	89.5	18.7	20.9%
¡ SI service cost	31.4	99.4	-68.0	-68.4%	32.6	-1.2	-3.6%
¡ Others	32.1	60.9	-28.8	-47.3%	62.5	-30.4	-48.6%
☐ International settlement cost	45.7	54.1	-8.4	-15.5%	39.9	5.8	14.5%
☐ LM interconnection cost	211.5	231.0	-19.5	-8.4%	214.0	-2.6	-1.2%
R&D	42.6	86.3	-43.7	-50.7%	52.8	-10.2	-19.4%
Others	172.7	205.3	-32.6	-15.9%	142.4	30.3	21.3%
* CAPEX	219.8	729.0	-509.2	-69.8%	289.3	-69.5	-24.0%

¡	Labor cost

-	Labor cost decreased compare to the previous quarter due to recognition of one-off salary increase by collective agreement made in 2005 is completed.

-	Labor cost decreased compare to the corresponding period of 2005 due to decrease in average salaries, especially decrease in bonuses, reducing burden on provision for retirement.

¡	Marketing expenses decreased as efforts to control cost efficiently.

-	Sales commission increased mainly due to an effort to expand outside sales channels for enhanced and diversified marketing activities

-	Sales promotion decreased due to replacing internal employee sales by external sales channels.

-	Advertising expense decreased as an effort to improve profitability

¡	Repairs and Maintenance increased to maintain high quality of services as telecom industry enviornment became more competitive

¡	Cost of goods sold increased compared to the previous quarter due to increase in handset sales by outside sales channels

¡	Cost of service provided

-	Decrease in SI service cost is caused by seasonal effect

-	Other cost of service provided decreased due to decrease in leased line revenue

G. Non-operating Income

(KRW bn)	2005 4Q	2005 3Q	2005 4Q / 2005 3Q		2004 4Q	2005 4Q / 2004 3Q
			amount	Δ%		amount	Δ%
Non-operating income	168.0	53.7	114.3	212.7%	200.2	-32.2	-16.1%
☐ Gains on disposition of investments	0.1	0.0	0.1	N/A	2.6	-2.6	-97.1%
☐ Gains on disposition of tangible assets	0.8	8.5	-7.7	-90.8%	0.8	0.0	-1.7%
☐ Interest income	18.6	20.5	-1.9	-9.2%	21.1	-2.5	-12.0%
☐ FX transaction gain	2.2	5.9	-3.7	-63.1%	9.4	-7.2	-76.8%
☐ FX translation gain	65.3	38.8	26.5	68.3%	33.9	31.5	92.8%
☐ USO fund	11.6	-49.8	61.4	N/A	20.3	-8.8	-43.1%
☐ Gain on equity method	24.4	24.2	0.2	0.7%	32.2	-7.9	-24.4%
☐ Others	45.2	5.8	39.4	684.2%	79.9	-34.7	-43.4%

¡	As of March 2006, our foreign currency net debt exposure (total borrowings in foreign currency of US$ 1,611 million - total foreign currency deposit of US$ 37 million) stood at US$ 1,574 million. The US$ depreciated by 37.1 won (1,013.0 won per dollar at the end of December ð 975.9 won per dollar at the end of March), resulting in FX translation gain of 57.6 billion (FX translation gain of 65.3 billion won - FX translation loss of 7.7 billion won = FX translation gain of 57.6 billion won).

¡	USO fund in 4Q 2005 was recognized in negative as we adjust the over-estimated USO fund which was finalized in January 2006.

<Equity Method>

(KRW bn)	2005 4Q	2005 3Q	2005 4Q / 2005 3Q		2004 4Q	2005 4Q / 2004 3Q
			amount	Δ%		amount	Δ%
☐ Gain on equity method	24.4	24.2	0.2	0.7%	32.2	-7.9	-24.4%
☐ Loss on equity method	9.1	30.3	-21.2	-70.0%	13.9	-4.8	-34.5%
Gain or loss on equity method	15.3	-6.1	21.4	N/A	18.4	-3.1	-16.9%

Gain or loss on equity method
☐ Gain or loss from KTF	57.4	57.4	0.0	0.0%	62.2	-4.8	-7.7%
☐ Amortization on goodwill from KTF	-45.6	-45.6	0.0	N/A	-45.6	0.0	N/A
☐ Other subsidiaries	3.5	-17.9	21.4	N/A	1.8	1.7	97.3%

<Schedule for Amortization on Goodwill>

(KRW bn)	2004	2005	2006	2007	2008	2009	2010
Total	326.0	181.7	181.9	154.5	141.1	141.1	76.0

H. Non-operating Expenses

(KRW bn)	2005 4Q	2005 3Q	2005 4Q / 2005 3Q		2004 4Q	2005 4Q / 2004 3Q
			amount	Δ%		amount	Δ%
Non-operating expenses	262.6	205.2	57.4	28.0%	264.7	-2.0	-0.8%
☐ Interest expense	86.7	96.7	-9.9	-10.3%	113.2	-26.5	-23.4%
☐ FX transaction loss	4.9	1.8	3.1	176.9%	6.0	-1.2	-19.4%
☐ FX translation loss	7.7	6.8	0.9	12.6%	5.9	1.8	31.1%
☐ Loss on equity method	9.1	30.3	-21.2	-70.0%	13.9	-4.8	-34.5%
☐ Loss on disposition of fixed assets	10.7	17.2	-6.5	-37.9%	8.1	2.6	32.8%
☐ Others	143.5	52.4	91.2	174.1%	117.6	25.9	22.0%

¡	Compare to the corresponding period of 2005, other non-operating expenses increased because there was derivatives translation loss of approximately KRW 80 billion for hedging foreign currency fluctuations.

¡	Loss on equity method decreased compare to the previous quarter due to improved operating performance by our subsidiaries, mainly KTP and KTL.

Appendix 1: Factsheet

Broadband

	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06
Broadband Subs	6,077,694	6,133,293	6,172,475	6,241,213	6,242,592	6,240,605
Net Addition	12,372	26,022	13,917	12,454	-2,703	-46,961
¡ Megapass Lite	4,888,980	4,862,075	4,821,986	4,834,442	4,789,363	4,724,684
¡ Megapass Premium	662,841	688,997	717,099	724,032	718,017	689,726
¡ Megapass Special (1)	2,765	4,970	5,973	7,206	8,192	8,992
¡ Megapass Ntopia	523,108	577,251	627,417	675,533	727,020	817,203

Broadband M/S
KT	51.0%	50.7%	50.3%	51.8%	51.2%	50.0%
Hanaro(2)	33.9%	33.3%	33.1%	30.7%	29.6%	28.6%
Others	15.1%	16.0%	16.5%	17.5%	19.2%	21.4%

WLAN

	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06
WLAN Subs	418,451	455,958	482,098	513,844	492,588	495,961
¡ NESPOT Family	238,526	243,902	245,719	242,976	233,481	226,914
¡ NESPOT Solo	29,914	32,189	34,155	37,218	36,382	38,626
¡ NESPOT Pop	131,882	154,364	171,113	189,955	177,396	171,190
¡ NESPOT Biz	18,129	25,503	31,111	43,695	45,329	59,231

Leased Lines

	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06
Leased Lines	426,633	422,728	417,351	412,145	410,036	407,999
¡ Local leased line	390,085	387,080	382,946	378,615	376,620	376,458
¡ DLD leased line	36,233	35,404	34,119	33,300	33,217	31,293
¡ International leased line	110	105	111	101	86	91
¡ Broadcasting leased line	205	139	175	129	114	157
Internet Leased Lines	38,775	39,603	40,995	42,523	43,818	45,802
Leased Line M/S	67.6%	67.1%	66.5%	66.1%	65.8%	65.0%

Fixed-line

	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06
Fixed-line Subs (‘000)	21,091	21,107	21,056	21,013	20,837	20,843
Residential users (%)	72%	72%	72%	72%	72%	72%
Non-refundable users(%)	72%	72%	72%	72%	72%	72%
Caller ID Users (‘000)	4,043	4,057	4,049	4,123	4,222	4,357
VAS users (‘000)	12,803	13,062	13,255	13,209	13,138	13,130
Fixed-line M/S
Local M/S (subscriber base)	93.8%	93.8%	93.5%	93.2%	93.2%	93.0%
DLD (revenue base) (3)	83.7%	83.5%	83.5%	85.7%	85.6%
ILD (revenue base) (4)	45.1%	45.3%	45.1%	44.6%	44.8%

Reference Data

	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06
Population (‘000)	48,199	48,294	48,294	48,294	48,294	48,497
Number of Household	15,538	15,789	15,789	15,789	15,789	15,989

Company data except Braodband Market Share and Population

*	Source of Population, No of Household: Korea National Statistical Office
*	Broadband ARPU: excluding revenue from WLAN
(1)	Special: Broadband service providing speed up to 20Mbps & 50Mbps.
(2)	Market share of Hanaro includes that of Thrunet.
(3)	Special telecom service providers are included in DLD M/S calculation.
(4)	Special telecom service providers are included in ILD M/S calculation.

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